December 23, 2024

Mark J. Foley
President and Chief Executive Officer
Revance Therapeutics, Inc.
1222 Demonbreun Street, Suite 2000
Nashville, TN 37203

       Re: Revance Therapeutics, Inc.
           Schedule 14D9 filed December 12, 2024
           File No. 005-88023
Dear Mark J. Foley:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used here have the same meaning as in your filing.

Schedule 14D9 filed December 12, 2024
General

1.     Refer to the following disclosures:

             At the top of page 4 that the summary and description of the Confidentiality
           Agreement "do not purport to be complete";
             The first full paragraph on page 41 that the summary of the Centerview financial analysis "does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview..."
             The third paragraph on page 53 stating that the "summary of appraisal rights under the DGCL is not complete...

       Please revise to remove the implication that these and any other summaries presented in your filing are not complete. While you may include appropriate disclaimers
 December 23, 2024
Page 2

       concerning the nature of a summary generally, summaries must be complete in describing all material analyses or terms. You may direct investors to read exhibits or annexes for a more complete discussion.
Background of the Offer and the Merger, page 12

2. We note multiple references in this section to "material open terms" in the merger agreement and other transactional documents being negotiated between Revance and
       Crown. With a view towards disclosure, please describe these material open terms.
Certain Unaudited Prospective Financial Information of Revance, page 35

3. We note references to summaries of the April, August, and November Projections. Please revise to include the full projections instead of their summaries.
Summary of Centerview Financial Analysis, page 41

4. For each of the valuation methodologies listed, provide the per share value or ranges of values yielded.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at
202-551-3263.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions